

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 3, 2017

Mitch Barns
Chief Executive Officer
Nielsen Holdings plc
85 Broad Street
New York, New York 10004

      Re: Nielsen Holdings plc
             Form 8-K
             Furnished October 25, 2016
             File No. 001-35042

Dear Mr. Barns:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Stephen Krikorian

                        Stephen Krikorian
                        Accounting Branch Chief
                        Office of Information Technologies
                        and Services